As filed with the United States Securities and Exchange Commission July 9, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NII Holdings, Inc.
(Name of Subject Company (Issuer))

NII Holdings, Inc.
(Name of Filing Person — (Offeror))

2 7/8% Convertible Notes due 2034
(Title of Class of Securities)

62913F AB 8 and 62913F AC 6
(CUSIP Number of Class of Securities)

Gary D. Begeman, Esq.
Vice President, General Counsel and Secretary
NII Holdings, Inc.
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191
(703) 390-5100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Robert E. Spicer, Jr., Esq.
Charles W. Kemp, Esq.
Williams Mullen
A Professional Corporation
1021 East Cary Street
Richmond, Virginia 23219
(804) 643-1991

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$949,284,430	$29,144

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 2 7/8% Convertible Notes due 2034 (the “Notes”) for conversion into our shares of common stock. If all of the Notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $25,500,000 in cash plus accrued and unpaid interest on the Notes up to (but not including) the conversion date of $4,168,750 and issue to the holders thereof an aggregate of 11,269,800 shares of our common stock having an aggregate market value of $919,615,680 (based on the average of the high and low trading prices of our common stock on the Nasdaq Global Select Market on June 20, 2007).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,097	Filing Party: NII Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 22, 2007 (the “Schedule TO”) by NII Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to pay a cash premium, increased by this Amendment No. 1 from $80.00 to $85.00, plus accrued and unpaid interest up to (but not including) the conversion date, for each $1,000 principal amount of the Company’s 2 7/8% Convertible Notes due 2034 (the “Notes”) that is validly tendered for conversion into shares of its common stock, par value $0.001 per share, on the terms and subject to the conditions set forth in an Offering Circular, dated June 22, 2007, the Supplement No. 1 to the Offering Circular, dated July 9, 2007, and the Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offering Circular and Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii). A copy of Supplement No. 1 to the Offering Circular is filed with this Amendment No. 1 to Schedule TO as Exhibit (a)(1)(vi).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 10 and Item 13 of this Amendment. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO filed on June 22, 2007.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(b) Other Material Information.  As described in Supplement No. 1 to the Offering Circular, attached hereto as Exhibit (a)(1)(vi) (“Supplement No. 1”), the Company has increased the cash inducement premium in this tender offer from $80.00 to $85.00 (the increased amount, the “Inducement Premium”) for each $1,000 principal amount of the Company’s Notes that is validly tendered in the tender offer. The Offering Circular dated June 22, 2007, the Form of Letter of Transmittal, the Form of Letter to Registered Holders and DTC Participants and the Form of Letter to Clients, attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (the “Original Exhibits”), are being amended and/or supplemented by Supplement No. 1. Each reference in the Original Exhibits to the Inducement Premium in the tender offer of “$80.00” is hereby amended by replacing it with “$85.00.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(1)(vi) and (a)(1)(vii) and, as so amended, is restated as follows:

Exhibit Number	Description

(a)(1)(i)	Offering Circular dated June 22, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*
(a)(1)(v)	Press Release Regarding Offer dated June 22, 2007.*
(a)(1)(vi)	Supplement No. 1 to the Offering Circular dated July 9, 2007.**
(a)(1)(vii)	Press Release Regarding Amendment to the Offer dated July 9, 2007.**
(b)	None.
(d)(i)	Form of Indenture governing our 2 7/8% Convertible Notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings Form 10-K, File No. 0-32421, filed on March 12, 2004).
(d)(ii)	Form of Registration Rights Agreement related to our 2 7/8% Convertible Notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

Exhibit Number	Description

(d)(iii)	Indenture governing our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).
(d)(iv)	Registration Rights Agreement related to our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).
(d)(v)	Indenture governing our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee.*
(d)(vi)	Registration Rights Agreement related to our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and among NII Holdings, Inc. and Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. as the initial purchasers.*
(g)	None.
(h)	None.

*	Previously filed with Schedule TO on June 22, 2007.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NII HOLDINGS, INC.

By:	/s/ Gary D. Begeman
Gary D. Begeman
Vice President, General Counsel and Secretary

Dated: July 9, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular dated June 22, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*
(a)(1)(v)	Press Release Regarding Offer dated June 22, 2007.*
(a)(1)(vi)	Supplement No. 1 to the Offering Circular dated July 9, 2007.**
(a)(1)(vii)	Press Release Regarding Amendment to the Offer dated July 9, 2007.**
(b)	None.
(d)(i)	Form of Indenture governing our 2 7/8% Convertible Notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings Form 10-K, File No. 0-32421, filed on March 12, 2004).
(d)(ii)	Form of Registration Rights Agreement related to our 2 7/8% Convertible Notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).
(d)(iii)	Indenture governing our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).
(d)(iv)	Registration Rights Agreement related to our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).
(d)(v)	Indenture governing our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee.*
(d)(vi)	Registration Rights Agreement related to our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and among NII Holdings, Inc. and Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. as the initial purchasers.*
(g)	None.
(h)	None.

*	Previously filed with Schedule TO on June 22, 2007.

**	Filed herewith.